SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	RESULTS OF ANNUAL GENERAL MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 16, 2017

COMPANY ANNOUNCEMENT

(ASX: PBT)

RESULTS OF ANNUAL GENERAL MEETING

Friday, 17th November 2017

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today at 09.30am.

	Resolutions	For	Against	Abstain	Proxy's Discretion*	Total Valid Proxies Received	For Percentage
1	Adoption of Remuneration Report	42,331,711	4,820,686	5,044,503	4,346,323	56,543,223	90.64%
2	Re-election of Director – Mr Peter Marks	62,806,252	4,817,068	2,028,480	4,365,089	74,016,889	93.31%
3	Re-election of Director – Lawrence Gozlan	64,302,052	3,301,608	2,038,140	4,375,089	74,016,889	95.41%
4	Re-election of Director – Prof Ira Shoulson	65,216,002	2,336,488	2,098,860	4,365,539	74,016,889	96.75%
5a	Issue of Unquoted Options to Mr Geoffrey Kempler	40,658,460	9,896,420	1,849,620	4,138,723	56,543,223	81.91%
5b	Issue of Unquoted Options to Mr Brian Meltzer	39,939,312	10,510,558	1,954,630	4,138,723	56,543,223	80.75%
5c	Issue of Unquoted Options to Mr Peter Marks	39,907,122	10,506,678	1,986,700	4,142,723	56,543,223	80.74%
5d	Issue of Unquoted Options to Dr George Mihaly	40,761,162	9,743,978	1,848,360	4,189,723	56,543,223	82.18%
5e	Issue of Unquoted Options to Mr Lawrence Gozlan	39,880,662	10,506,638	1,995,200	4,160,723	56,543,223	80.74%
5f	Issue of Unquoted Options to Prof Ira Shoulson	40,726,602	9,946,538	1,731,360	4,138,723	56,543,223	81.85%
6	Approval of 10% Placement Issue	57,817,324	10,089,881	1,742,095	4,148,923	73,798,223	86.00%

* The Chairman voted undirected proxies in his control in favour of all resolutions.

** Note: Resolution 1 and 6 are special resolutions and required 75% approval to be passed. This threshold has been achieved and both resolutions passed.

On behalf of the Board

Phillip Hains

Company Secretary

Prana Biotechnology Limited

Level 3, 62 Lygon Street, Carlton Victoria Australia 3053	Page 1 of 1	Telephone: 61 3 9824 5254 Facsimile: 61 3 9822 7735